United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 21, 2018

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

21 December 2018

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Transactions in Own Shares

The Company announces that it has purchased the following number of its ordinary shares of EUR 0.01 each through Credit Suisse Securities (USA) LLC. The purchased shares have all been cancelled.

These share purchases form part of the Company's existing buyback programme, as announced on 12 September 2018, in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 31 May 2018 (the "Buyback Programme"). The Company will make further announcements in due course following the completion of any further purchases pursuant to the Buyback Programme.

USX purchases

Daily aggregated information by trading venue

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Lowest price paid per share (USX)	Highest price paid per share (USX)	Volume weighted average price paid per share (USX)	Trading venue
14 December 2018	500	47.16	47.19	47.166000	BATS Global Markets (“BATS”)
14 December 2018	21	47.16	47.19	47.175714	Boston Stock Exchange (“BSE”)
14 December 2018	201	47.16	47.19	47.175075	BATS Global Markets Secondary Exchange (“BYX”)
14 December 2018	400	47.16	47.19	47.180000	NASDAQ (“NASDAQ”)
14 December 2018	160,513	47.16	47.74	47.367516	New York Stock Exchange (“NYSE”)
14 December 2018	200	47.155	47.16	47.157500	OTC Markets (“OTC”)
14 December 2018	565	47.16	47.19	47.169628	NYSE Arca (“PSE”)
14 December 2018	100	47.18	47.18	47.180000	CBOE EDGX Equity Exchange (“XDEX”)
17 December 2018	200	46.77	46.77	46.770000	BSE
17 December 2018	200	46.77	46.77	46.770000	BYX
17 December 2018	500	46.77	46.84	46.802000	NASDAQ
17 December 2018	100	46.77	46.77	46.770000	NYSE National Exchange (“NSX”)
17 December 2018	98,400	46.75	47.33	47.024301	NYSE
17 December 2018	3,464	46.80	46.84	46.819261	PSE
17 December 2018	136	46.83	46.84	46.837353	XDEX
18 December 2018	3,900	46.95	46.95	46.950000	NASDAQ
18 December 2018	131,100	46.54	47.12	46.898052	NYSE
19 December 2018	100	46.09	46.09	46.090000	BSE
19 December 2018	100	46.09	46.09	46.090000	BYX
19 December 2018	100	46.36	46.36	46.360000	IEX (“IEXG”)
19 December 2018	300	46.08	46.36	46.176667	NASDAQ
19 December 2018	100	46.09	46.09	46.090000	NSX
19 December 2018	134,000	46.02	47.04	46.593669	NYSE
19 December 2018	200	46.36	46.36	46.360000	PSE
19 December 2018	5,100	46.09	46.12	46.119412	XDEX
20 December 2018	109,000	45.67	46.34	46.097943	NYSE

Transaction details

The table below contains detailed information of the individual USX trades made by Credit Suisse Securities (USA) LLC as part of the Buyback Programme.

Schedule of purchases

Shares purchased:	Coca-Cola European Partners plc, (ISIN: GB00BDCPN049)
Dates of purchases:	14, 17, 18, 19 and 20 December
Investment firm:	Credit Suisse Securities (USA) LLC

Individual transactions

A full breakdown of the individual transactions can be viewed at: https://www.ccep.com/system/file_resources/4831/181221_Weekly_Buyback_Programme_trade_details_calcs.pdf

COCA-COLA EUROPEAN PARTNERS PLC
Paul van Reesch
Deputy Company Secretary
+44 (0) 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: December 21, 2018	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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